

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Rajiv De Silva
Chief Executive Officer
Venus Concept Inc.
235 Yorkland Blvd, Suite 900
Toronto, Ontario M2J 4Y8

      Re: Venus Concept Inc.
           Registration Statement on Form S-1
           Filed April 3, 2024
           File No. 333-278489

Dear Rajiv De Silva:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Industrial Applications and Services

cc: Richard Raymer, Esq.